UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Middleburg Financial Corporation
(Name of Issuer)

Common Stock, par value $2.50 per share
(Title of Class of Securities)

596094102
(CUSIP Number)

June 2, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 596094102

1	NAME OF REPORTING PERSON	David L. Sokol
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	727,492
	6	SHARED VOTING POWER	None
	7	SOLE DISPOSITIVE POWER	727,492
	8	SHARED DISPOSITIVE POWER	None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		727,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		14.6%
12	TYPE OF REPORTING PERSON (See Instructions)		IN

Item 1.
	(a)	Middleburg Financial Corporation
	(b)	111 W. Washington Street, Middleburg, Virginia 20117

Item 2.
	(a)	David L. Sokol
	(b)	1111 South 103rd Street, First Floor, Omaha, Nebraska 68124
	(c)	United States of America
	(d)	Common Stock, par value $2.50 per share
	(e)	596094102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership
	(a)	727,492
	(b)	14.6%
	(c)	(i) 727,492
(ii) None
(iii) 727,492
(iv) None

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2009

/s/ David L. Sokol
David L. Sokol

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